2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71

NEWS RELEASE

LUNDIN MINING SELLS PART OF ITS HOLDINGS IN SILVER WHEATON CORPORATION

September 30, 2005 (TSX: LUN; O-List Stockholmsbörsen: LUMI) Lundin Mining Corporation ("Lundin Mining" or the "Company") announces that its wholly owned subsidiary, Zinkgruvan Mining AB ("Zinkgruvan"), has sold a portion of its holdings in Silver Wheaton Corporation ("Silver Wheaton").

Zinkgruvan Mining AB received 6,000,000 shares and 30,000,000 warrants from Silver Wheaton as partial payment for the sale of all of the Zinkgruvan silver production. This transaction was announced in December 2004. Zinkgruvan has now sold the 6,000,000 shares for net proceeds of approximately US$ 25.2 million. The sale of the shares will result in a realized profit before taxes of approximately US$ 11.2 million. This profit will be realized during the third quarter of this year.

After the sale of the Silver Wheaton shares Zinkgruvan will continue to hold 30,000,000 warrants in Silver Wheaton. Five warrants are exercisable at C$4.00 into one Silver Wheaton common share. The warrants expire on August 5, 2009.

Lundin Mining is a Canadian mining and exploration company with a primary focus in Europe. The main asset of the company is the Zinkgruvan mine, located about 200 kilometres southwest of Stockholm, Sweden. The mine has been producing zinc, lead and silver on a continuous basis since 1857. Zinkgruvan has consistently ranked in the lowest cost quartile among zinc mines in the world. Lundin Mining also owns the Galmoy zinc mine in Ireland and the Storliden zinc/copper mine in the Skellefte District of northern Sweden. The Company also holds a large copper/gold exploration project in the Norrbotten Mining District of northern Sweden.

ON BEHALF OF THE BOARD

"Karl-Axel Waplan"
President and CEO

For further information, please contact:
Sophia Shane, Investor Relations - North America: (604) 689-7842 or
Karl-Axel Waplan, President & CEO: +46-705-10 42 39 or
Anders Haker, CFO: +46-708-10 85 59